FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Argent Securities Inc.	0001239602
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, December 22, 2003, Series 2003-W10	**333-109164**

Name of Person Filing the Document
(If Other than the Registrant)



03043311

DEC 2 3 2003

PROCESSED
DEC 2 9 2003
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 22, 2003

ARGENT SECURITIES INC.



By: ______________________
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Period	Balance	Interest	Principal
1	66,604,000.00	119,998.21	2,843,772.43
2	63,760,227.57	70,880.12	2,913,284.34
3	60,846,943.23	72,306.45	2,984,438.18
4	57,862,505.06	66,541.88	3,056,518.89
5	54,805,986.17	65,127.78	3,128,795.66
6	51,677,190.50	59,428.77	3,200,526.74
7	48,476,663.76	57,606.44	3,270,964.71
8	45,205,699.05	53,719.44	3,339,362.03
9	41,866,337.02	48,146.29	3,298,048.79
10	38,568,288.23	45,831.98	3,220,748.82
11	35,347,539.42	40,649.67	3,145,292.61
12	32,202,246.80	38,267.00	3,071,635.43
13	29,130,611.37	34,616.88	2,999,733.64
14	26,130,877.73	28,047.14	2,929,544.68
15	23,201,333.05	27,570.92	2,861,027.02
16	20,340,306.02	23,391.35	2,794,140.18
17	17,546,165.84	20,850.69	2,728,844.67
18	14,817,321.17	17,039.92	2,665,101.94
19	12,152,219.23	14,440.89	2,602,874.43
20	9,549,344.80	11,347.80	2,542,125.49
21	7,007,219.32	8,058.30	2,482,819.35
22	4,524,399.97	5,376.50	2,424,921.14
23	2,099,478.83	2,414.40	2,099,478.83

Assumptions
pricing speed
to call
Duration: 1
WAL: 1
Jan 9th settle, 2/25/03 first pay

THIS IS PROPRIETARY INFORMATION AND IS NOT FOR DISTRIBUTION. This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superceded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

FIXED - Current Mortgage Rate (%)

Current Mortgage Rate (%)	Number of Mortgage Loans
5.000 - 5.499	6
5.500 - 5.999	86
6.000 - 6.499	197
6.500 - 6.999	242
7.000 - 7.499	151
7.500 - 7.999	191
8.000 - 8.499	126
8.500 - 8.999	115
9.000 - 9.499	50
9.500 - 9.999	37
10.000 - 10.499	9
10.500 - 10.999	5
11.000 - 11.499	1
12.000 - 12.499	1
12.500 - 12.999	1
13.000 - 13.499	1
Total:	**1,219**

Minimum: 5.250
Maximum: 13.030
Weighted Average: 7.129

ARM - Current Mortgage Rate (%)

Current Mortgage Rate (%)	Number of Mortgage Loans
5.000 - 5.499	24
5.500 - 5.999	116
6.000 - 6.499	234
6.500 - 6.999	439
7.000 - 7.499	463
7.500 - 7.999	553
8.000 - 8.499	426
8.500 - 8.999	291
9.000 - 9.499	126
9.500 - 9.999	54
10.000 - 10.499	20
10.500 - 10.999	14
11.000 - 11.499	3
11.500 - 11.999	6
12.000 - 12.499	4
12.500 - 12.999	2

13.500 - 13.999	1
Total:	**2,776**

Minimum: 5.200
Maximum: 13.650
Weighted Average: 7.436

Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2,006,356.69	0.96
21,706,372.88	10.34
43,356,568.51	20.65
45,351,611.90	21.60
24,913,726.14	11.86
30,054,699.02	14.31
16,748,717.22	7.98
14,459,688.98	6.89
5,780,009.31	2.75
3,796,433.10	1.81
1,062,462.53	0.51
377,454.10	0.18
71,923.94	0.03
109,942.12	0.05
83,979.67	0.04
120,345.01	0.06
210,000,291.12	**100.00**

Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5,989,952.26	1.22
27,756,276.68	5.66
52,617,173.08	10.74
88,148,819.54	17.99
85,618,459.29	17.47
95,487,992.12	19.49
62,956,464.73	12.85
41,492,326.58	8.47
16,056,475.00	3.28
6,481,406.82	1.32
2,719,855.34	0.56
2,376,582.67	0.49
329,131.19	0.07
1,016,288.40	0.21
730,828.08	0.15
137,097.67	0.03

84,683.29	0.02
489,999,812.74	**100.00**

THIS IS PROPRIETARY INFORMATION AND IS NOT FOR DISTRIBUTION. This *Structural Term Sheet, Collateral Term Sheet*, or *Computational Materials*, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final *prospectus and prospectus supplement* (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superceded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. *Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus.* NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Argent Series 2003-W10

Breakeven Runs

Assumptions:
2) Triggers = Failed Triggers
3) Lag = 12 mos
4) Run to Maturity
5) P&I: 0% Advance

		Bond	LIBOR	CDR	Loss %
Cpr - 13	Loss sev - 65	M2	Fwd + 200	4.50%	15.16%
Cpr - 15	Loss sev - 65	M2	Fwd + 200	4.75%	14.23%

		Bond	LIBOR	CDR	Loss %
Cpr - 13	Loss sev - 60	M2	Fwd + 200	4.75%	15.49%
Cpr - 15	Loss sev - 60	M2	Fwd + 200	5.00%	13.69%

		Bond	LIBOR	CDR	Loss %
Cpr - 13	Loss sev - 65	M1	Fwd + 200	6.75%	20.59%
Cpr - 15	Loss sev - 65	M1	Fwd + 200	7.25%	19.69%

		Bond	LIBOR	CDR	Loss %
Cpr - 13	Loss sev - 60	M1	Fwd + 200	7.25%	19.50%
Cpr - 15	Loss sev - 60	M1	Fwd + 200	7.75%	19.07%

		Bond	LIBOR	CDR	Loss %
Cpr - 13	Loss sev - 65	AV2	Fwd + 200	9.25%	25.51%
Cpr - 15	Loss sev - 65	AV2	Fwd + 200	10.00%	24.61%

		Bond	LIBOR	CDR	Loss %
Cpr - 13	Loss sev - 60	AV2	Fwd + 200	10.00%	24.74%
Cpr - 15	Loss sev - 60	AV2	Fwd + 200	11.00%	24.16%

THIS IS PROPRIETARY INFORMATION AND IS NOT FOR DISTRIBUTION. This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is *intended for use by the addressee only, and may* not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") *in making their investment decisions.* This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, *and will be fully superceded by the preliminary* prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions *with respect to value. Prior to* making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Argent Series 2003-W10

Breakeven Runs

Assumptions:
2) Triggers = Failed Triggers
3) Lag = 12 mos
4) Run to Maturity
5) P&I: 0% Advance

		Bond	LIBOR	CDR	Loss %
Cpr - 13	Loss sev - 65	M2	Fwd + 200	6.50%	20.04%
Cpr - 15	Loss sev - 65	M2	Fwd + 200	7.00%	19.19%

		Bond	LIBOR	CDR	Loss %
Cpr - 13	Loss sev - 60	M2	Fwd + 200	7.00%	19.50%
Cpr - 15	Loss sev - 60	M2	Fwd + 200	7.50%	18.63%

THIS IS PROPRIETARY INFORMATION AND IS NOT FOR DISTRIBUTION. This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superceded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Argent Series 2003-W10

Breakeven Runs

Assumptions:
2) Triggers = Failed Triggers
3) Lag = 12 mos
4) Run to Maturity
5) P&I:100% Advance

	Bond	LIBOR	CDR	Coll Loss %	Bond Loss %
Scenario 1	**M2**	**Fwd**	***	9.38%	0.00%
Scenario 2	**M2**	**Fwd**	13.75%	13.71%	0.97%

*** Cum Loss Curve provided

Deutsche Bank @
Ameriquest Mortgage Company
Series 2003-W10 Preliminary
> $400,000.00
165 records
Balance: 75,610,878

1. Current Balance

Current Balance	Total Current Principal Balance	% by Total Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Original LTV	Back Ratio	FICO Score	% Owner Occupied	% Investor	% Second Home	% Two to Four Family	% Attached PUD	% Condo	% Manufactured Housing	% Detached PUD	% Single Family (Attached)	% Single Family (Detached)
400,000.01 - 425,000.00	19,793,567.84	26.18	48	29.09	412,366.00	83.14	38.54	632.8	95.84	4.16	-	10.44	-	-	-	12.56	-	77.01
425,000.01 - 450,000.00	21,017,081.03	27.80	48	29.09	437,855.85	83.84	38.11	635.9	95.81	4.19	-	18.69	-	-	-	12.42	-	68.89
450,000.01 - 475,000.00	10,165,539.32	13.44	22	13.33	462,069.97	84.70	39.11	629.8	90.89	9.11	-	13.47	4.52	-	-	9.07	-	72.95
475,000.01 - 500,000.00	15,671,386.59	20.73	32	19.39	489,730.83	80.09	38.43	627.2	96.81	-	3.19	25.14	-	3.09	-	9.32	-	62.45
500,000.01 - 525,000.00	2,067,023.38	2.73	4	2.42	516,755.85	84.32	35.46	607.8	100.00	-	-	-	-	-	-	25.10	-	74.90
525,000.01 - 550,000.00	1,073,994.79	1.42	2	1.21	536,997.40	76.40	40.04	649.9	100.00	-	-	-	-	-	-	-	-	100.00
550,000.01 - 575,000.00	1,113,637.09	1.47	2	1.21	556,818.55	80.00	33.51	681.8	100.00	-	-	-	-	-	-	50.24	-	49.76
575,000.01 - 600,000.00	598,062.61	0.79	1	0.61	598,062.61	87.45	23.00	630.0	100.00	-	-	-	-	-	-	-	-	100.00
600,000.01 - 625,000.00	1,218,379.77	1.61	2	1.21	609,189.89	63.71	28.01	681.5	100.00	-	-	-	-	-	-	-	-	100.00
625,000.01 - 650,000.00	649,423.71	0.86	1	0.61	649,423.71	63.73	15.00	675.0	100.00	-	-	-	-	-	-	-	-	100.00
725,000.01 - 750,000.00	2,242,781.83	2.97	3	1.82	747,593.94	74.19	26.32	645.4	100.00	-	-	-	-	-	-	33.42	-	66.58
Total:	75,610,877.96	100.00	165	100.00	458,247.75	82.09	37.48	633.9	95.86	3.48	0.66	14.95	0.61	0.64	-	12.31	-	71.50

Period	Excess Spread
1	443
2	535
3	525
4	530
5	524
6	529
7	524
8	524
9	529
10	524
11	529
12	523
13	523
14	539
15	523
16	528
17	523
18	528
19	522
20	522
21	527
22	522
23	531
24	528
25	528
26	543
27	528
28	533
29	527
30	532
31	527
32	527
33	532
34	526
35	531
36	529
37	529
38	543
39	525
40	532
41	527
42	533
43	528
44	528
45	533
46	527
47	533
48	527
49	527
50	538
51	527

52	532
53	527
54	532
55	527
56	527
57	532
58	526
59	532
60	526
61	526
62	542
63	526
64	531
65	526
66	531
67	526
68	526
69	531
70	525
71	531
72	525
73	525
74	541
75	525
76	530
77	525
78	530
79	525
80	525
81	530
82	524
83	530
84	524
85	524
86	540
87	524
88	529
89	524
90	529
91	524
92	524
93	529
94	523
95	529
96	523

THIS IS PROPRIETARY INFORMATION AND IS NOT FOR DISTRIBUTION. This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superceded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

	CALL									Maturity						
	FIXED ARM	0% ppc 0% cpr	25% ppc 7% cpr	50% ppc 14% cpr	75% ppc 20% cpr	100% ppc 27% cpr	150% ppc 40% cpr	200% ppc 54% cpr		0% ppc 0% cpr	25% ppc 7% cpr	50% ppc 14% cpr	75% ppc 20% cpr	100% ppc 27% cpr	150% ppc 40% cpr	200% ppc 54% cpr
A2A	Avg Life	14.79	5.10	2.84	2.01	1.50	1.00	0.74		14.79	5.10	2.84	2.01	1.50	1.00	0.74
	Window (Prds)	292	150	85	60	44	25	18		292	150	85	60	44	25	18
	First Payment Prd	1	1	1	1	1	1	1		1	1	1	1	1	1	1
	Last Payment Prd	292	150	85	60	44	25	18		292	150	85	60	44	25	18

THIS IS PROPRIETARY INFORMATION AND IS NOT FOR DISTRIBUTION. This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superceded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

		Actual/360 Days	Net WAC Cap (Class AV-3)	Avail Funds Cap(Class AV-3)	Beginning Class AV-3 Balance	Class AV-3 Interest Paid	Class AV-3 Principal Paid	Fwd Libor + 300	Fwd 6 month Libor + 300
						14,883,890.01	96,223,000.00		
1	2/25/2004	47	4.29	4.29	96,223,000.00	542,244.99	2,218,099.80	4.1688	4.2313
2	3/25/2004	29	6.95	6.95	94,004,900.20	339,555.30	2,207,725.07	4.1701	4.2806
3	4/25/2004	31	6.5	6.5	91,797,175.13	346,038.63	2,198,513.70	4.1676	4.3466
4	5/25/2004	30	6.71	6.71	89,598,661.43	332,500.63	2,190,374.05	4.2432	4.4264
5	6/25/2004	31	6.5	6.5	87,408,287.39	338,677.01	2,183,215.07	4.2896	4.5266
6	7/25/2004	30	6.71	6.71	85,225,072.31	322,342.53	2,176,946.43	4.3287	4.632
7	8/25/2004	31	6.5	6.5	83,048,125.88	333,618.39	2,171,478.63	4.4551	4.7524
8	9/25/2004	31	6.5	6.5	80,876,647.25	332,785.84	2,166,723.13	4.5684	4.8938
9	10/25/2004	30	6.71	6.71	78,709,924.12	317,824.11	2,133,254.34	4.6355	5.0408
10	11/25/2004	31	6.5	6.5	76,576,669.78	333,885.77	2,090,642.89	4.8534	5.1982
11	12/25/2004	30	6.71	6.71	74,486,026.90	319,005.03	2,049,055.42	4.9293	5.3381
12	1/25/2005	31	6.5	6.5	72,436,971.48	327,587.75	2,008,465.92	5.0418	5.4878
13	2/25/2005	31	6.5	6.5	70,428,505.56	335,425.15	1,968,849.03	5.3208	5.6463
14	3/25/2005	28	7.19	7.19	68,459,656.53	301,044.49	1,930,180.06	5.4438	5.7624
15	4/25/2005	31	6.5	6.5	66,529,476.47	330,771.07	1,892,434.96	5.5637	5.8879
16	5/25/2005	30	6.71	6.71	64,637,041.51	317,443.28	1,855,590.29	5.6834	6.0091
17	6/25/2005	31	6.5	6.5	62,781,451.22	325,230.41	1,819,623.22	5.8059	6.1288
18	7/25/2005	30	6.71	6.71	60,961,827.99	312,022.96	1,784,511.51	5.932	6.2562
19	8/25/2005	31	6.5	6.5	59,177,316.48	319,110.72	1,750,233.50	6.0522	6.3755
20	9/25/2005	31	6.5	6.5	57,427,082.98	315,428.78	1,716,768.07	6.1686	6.4578
21	10/25/2005	30	6.71	6.71	55,710,314.91	301,833.84	1,684,094.67	6.2915	6.5458
22	11/25/2005	31	6.5	6.5	54,026,220.23	305,317.76	1,652,193.26	6.409	6.6249
23	12/25/2005	30	7.23	7.23	52,374,026.97	295,979.12	1,612,202.35	6.5305	6.698
24	1/25/2006	31	7.05	7.08	50,761,824.62	300,579.61	1,581,102.75	6.6471	6.7732
25	2/25/2006	31	7.04	7.04	49,180,721.87	287,044.51	1,551,878.81	6.5679	6.8441
26	3/25/2006	28	7.79	7.79	47,628,843.06	254,922.80	1,523,334.20	6.6715	6.9396
27	4/25/2006	31	7.03	7.18	46,105,508.86	277,091.93	1,495,451.91	6.7693	7.0419
28	5/25/2006	30	7.25	7.27	44,610,056.95	262,861.04	1,468,215.37	6.8609	7.1363
29	6/25/2006	31	7.24	7.57	43,141,841.58	266,171.74	1,438,597.81	6.9548	7.2293
30	7/25/2006	30	7.5	7.71	41,703,243.76	252,398.46	1,412,367.34	7.0527	7.3281
31	8/25/2006	31	7.25	7.77	40,290,876.42	255,243.60	1,387,130.92	7.1468	7.4195
32	9/25/2006	31	7.24	7.86	38,903,745.50	249,564.93	1,362,472.42	7.2396	7.4554
33	10/25/2006	30	7.47	7.96	37,541,273.08	236,006.34	1,338,377.48	7.3339	7.4905
34	11/25/2006	31	7.22	8.01	36,202,895.60	238,028.31	1,314,832.07	7.4253	7.5196
35	12/25/2006	30	7.68	8.34	34,888,063.53	224,731.46	1,289,326.30	7.5198	7.5455

36	1/25/2007	31	7.74	8.64	33,598,737.23	226,186.51	1,261,703.99	7.6078	7.5664
37	2/25/2007	31	7.72	8.39	32,337,033.24	211,015.31	1,239,952.93	7.368	7.5876
38	3/25/2007	28	8.53	8.6	31,097,080.31	185,097.77	1,218,693.13	7.4429	7.6587
39	4/25/2007	31	7.7	8.53	29,878,387.18	198,676.34	1,197,912.43	7.512	7.7342
40	5/25/2007	30	7.94	8.63	28,680,474.75	186,174.52	1,177,598.99	7.5796	7.7995
41	6/25/2007	31	7.87	8.84	27,502,875.76	186,103.63	1,155,983.14	7.6481	7.8672
42	7/25/2007	30	8.29	9.1	26,346,892.63	174,047.57	1,134,568.05	7.7172	7.9383
43	8/25/2007	31	8.01	9.09	25,212,324.58	173,572.01	1,115,711.71	7.7848	8.0022
44	9/25/2007	31	7.99	9.12	24,096,612.87	167,345.55	4,774,030.69	7.8549	8.0306
45	10/25/2007	30	8.24	9.27	19,322,582.18	130,923.38	1,327,699.48	7.9208	8.0581
46	11/25/2007	31	7.96	9.28	17,994,882.70	126,972.44	621,046.05	7.9841	8.0809
47	12/25/2007	30	8.4	9.53	17,373,836.65	119,613.07	610,188.24	8.0516	8.1034
48	1/25/2008	31	8.27	9.66	16,763,648.41	120,146.98	599,372.93	8.1131	8.1229
49	2/25/2008	31	8.26	9.46	16,164,275.48	113,628.30	589,780.44	7.9534	8.1415
50	3/25/2008	29	8.81	9.62	15,574,495.04	103,114.06	580,397.78	8.0088	8.1948
51	4/25/2008	31	8.22	9.47	14,994,097.25	106,790.42	571,219.82	8.0609	8.2486
52	5/25/2008	30	8.48	9.55	14,422,877.44	100,041.89	562,241.54	8.1136	8.3006
53	6/25/2008	31	8.19	9.48	13,860,635.90	99,979.31	553,418.58	8.1666	8.3552
54	7/25/2008	30	8.6	9.71	13,307,217.32	93,456.59	544,093.58	8.2176	8.4041
55	8/25/2008	31	8.3	9.61	12,763,123.74	93,170.59	535,699.73	8.2674	8.4519
56	9/25/2008	31	8.29	9.6	12,227,424.01	89,788.56	527,486.62	8.3176	8.4435
57	10/25/2008	30	8.54	9.69	11,699,937.39	83,629.20	519,449.86	8.3674	8.434
58	11/25/2008	31	8.25	9.58	11,180,487.53	83,075.96	511,585.15	8.4189	8.4216
59	12/25/2008	30	8.52	9.7	10,668,902.38	77,131.72	503,863.76	8.4655	8.4056
60	1/25/2009	31	8.37	9.73	10,165,038.62	76,327.27	495,728.77	8.5099	8.3889
61	2/25/2009	31	8.35	9.49	9,669,309.86	70,221.94	488,366.53	8.2237	8.3727
62	3/25/2009	28	9.23	9.87	9,180,943.32	60,487.73	481,160.14	8.2608	8.4112
63	4/25/2009	31	8.32	9.48	8,699,783.18	63,715.04	474,105.81	8.295	8.4457
64	5/25/2009	30	8.58	9.6	8,225,677.38	58,560.65	467,199.87	8.3331	8.4813
65	6/25/2009	31	8.29	9.47	7,758,477.50	57,300.17	460,437.42	8.3667	8.518
66	7/25/2009	30	8.55	9.59	7,298,040.09	52,374.38	453,817.65	8.4018	8.5515
67	8/25/2009	31	8.26	9.45	6,844,222.44	50,966.40	447,335.80	8.4377	8.5838
68	9/25/2009	31	8.24	9.45	6,396,886.63	47,814.83	440,988.55	8.4703	8.6189
69	10/25/2009	30	8.5	9.57	5,955,898.08	43,248.75	434,772.68	8.5038	8.6529
70	11/25/2009	31	8.21	9.44	5,521,125.40	41,590.64	428,685.02	8.538	8.6837
71	12/25/2009	30	8.47	9.55	5,092,440.39	37,258.42	422,720.31	8.5697	8.718
72	1/25/2010	31	8.18	9.42	4,669,720.07	35,425.51	416,880.00	8.5998	8.7486
73	2/25/2010	31	8.17	9.41	4,252,840.07	32,402.86	411,158.93	8.638	8.7805
74	3/25/2010	28	9.03	9.83	3,841,681.14	26,530.22	405,554.24	8.669	8.8108
75	4/25/2010	31	8.14	9.38	3,436,126.90	26,353.62	400,063.16	8.6966	8.8396
76	5/25/2010	30	8.4	9.51	3,036,063.74	22,611.84	394,682.99	8.7273	8.8706
77	6/25/2010	31	8.11	9.36	2,641,380.75	20,390.64	389,409.27	8.7548	8.8974
78	7/25/2010	30	8.37	9.49	2,251,971.48	16,877.59	384,243.12	8.7835	8.9255
79	8/25/2010	31	8.08	9.33	1,867,728.37	14,509.80	379,180.15	8.8117	8.953

80	9/25/2010	31	8.07	9.32	1,488,548.21	11,598.42	374,217.94	8.8385	8.9395
81	10/25/2010	30	8.32	9.45	1,114,330.27	8,429.35	369,354.10	8.8674	8.9246
82	11/25/2010	31	8.04	9.29	744,976.17	5,839.00	364,586.31	8.892	8.9063
83	12/25/2010	30	8.3	9.42	380,389.85	2,893.56	359,912.38	8.9182	8.8898
84	1/25/2011	31	8.02	9.26	20,477.47	161.41	20,477.47	8.9436	8.8701

THIS IS PROPRIETARY INFORMATION AND IS NOT FOR DISTRIBUTION. This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superceded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Deutsche Bank @
Ameriquest Mortgage Company
Series 2003-W10 Preliminary
All records
3,995 records
Balance: 700,000,104

Selection Criteria: All records
Table of Contents

1. Summary Statistics
2. Collateral Type
3. Principal Balance at Origination ($)
4. Range of Principal Balances as of the Cut-off Date ($)
5. Months Remaining
6. Current Mortgage Rate (%)
7. Original Loan-to-Value Ratio (%)
8. Qualifying FICO Score
9. State
10. Top Zip Code
11. Occupancy Status
12. Income Documentation
13. Purpose
14. Risk Category
15. Property Type
16. Prepayment Penalty Term (mos.)
17. Source
18. Conforming vs. Nonconforming
19. Maximum Mortgage Rate (%)
20. Minimum Mortgage Rate (%)
21. Gross Margins (%)
22. Next Adjustment Date
23. Initial Periodic Cap (%)
24. Periodic Cap (%)
25. Original Terms (mos.)

1. Summary Statistics

As-of / Cut-off Date: 2004-01-01
Fixed-rate Mortgage Loans: 30.00
Adjustable-rate Mortgage Loans: 70.00
Mortgage Loans with prepayment charges: 72.96
Maximum Coupon: 13.650
Minimum Coupon: 5.200
Weighted Average Coupon: 7.344
Weighted Average Margin: 6.163
Weighted Average Minimum Rate: 7.436
Weighted Average Maximum Rate: 13.436
Weighted Average Next Rate Adj: 2006-02-20
Weighted Average Remaining Term: 355.00
Maximum Balance: 749,448.93
Minimum Balance: 59,817.99
Average Current Balance: 175,219.05
Maximum Original LTV: 95.00
Minimum Original LTV: 15.27
Weighted Average Original LTV: 84.31

Number of Loans: 3,995
Total Current Balance: 700,000,103.86
Top 5 States: CA(29%),FL(11%),NY(9%),IL(8%),NJ(4%),AZ(3%),TX(3%),CT(3%),MD(3%),CO(2%)
Weighted Average Original Term: 356.48
Weighted Average Seasoning: 1.47
Weighted Average Current LTV: 84.21
Weighted Average Months to Roll: 26
% Cash-Out Refinance: 68.3
% Full Documentation: 63.4
% Owner Occupied: 91.3
Weighted Average FICO Score: 617.2
% of portfolio missing FICO Scores: 0.00
Origination Date - Earliest: 2003-07-01
Origination Date - Latest: 2003-11-21
Next Payment Date - Earliest: 2003-12-01
Next Payment Date - Latest: 2004-03-01
Maturity Date - Earliest: 2018-09-01
Maturity Date - Latest: 2033-12-01

2. Collateral Type

Collateral Type	Number of Mortgage Loans
2-yr Fixed/Adjustable Rate	2,088
Fixed Rate	1,219
3-yr Fixed/Adjustable Rate	688
Total:	**3,995**

Top

3. Principal Balance at Origination ($)

Principal Balance at Origination ($)	Number of Mortgage Loans
50,000.01 - 100,000.00	980
100,000.01 - 150,000.00	1,059
150,000.01 - 200,000.00	737
200,000.01 - 250,000.00	463
250,000.01 - 300,000.00	283
300,000.01 - 350,000.00	198
350,000.01 - 400,000.00	109
400,000.01 - 450,000.00	97
450,000.01 - 500,000.00	54
500,000.01 - 550,000.00	6
550,000.01 - 600,000.00	3
600,000.01 - 650,000.00	3
700,000.01 - 750,000.00	3
Total:	**3,995**

Minimum: 60,000.00
Maximum: 750,000.00

Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Original LTV	FICO Score
361,276,006.23	51.61	86.59	611.4
210,000,291.12	30.00	80.19	630.7
128,723,806.51	18.39	84.64	611.5
700,000,103.86	**100.00**	**84.31**	**617.2**

Aggregate Original Principal Balance	% of Aggregate Original Principal Balance	Weighted Average Original LTV	FICO Score
78,145,457.00	11.15	82.24	603.3
132,634,270.00	18.92	84.40	606.6
127,441,111.00	18.18	85.05	612.8
103,797,932.00	14.81	85.03	621.1
77,944,288.00	11.12	84.64	620.5
63,829,024.00	9.11	85.90	626.2
40,965,009.00	5.84	85.18	630.0
41,260,627.00	5.89	83.16	634.4
25,883,099.00	3.69	81.90	628.2
3,146,300.00	0.45	81.61	622.2
1,715,000.00	0.24	82.60	663.7
1,870,000.00	0.27	63.71	679.2
2,246,000.00	0.32	74.19	645.4
700,878,117.00	**100.00**	**84.31**	**617.2**

Average: 175,438.83
Total: 700,878,117.00

Top

4. Range of Principal Balances as of the Cut-off Date ($)

Range of Principal Balances as of the Cut-off Date ($)	Number of Mortgage Loans
50,000.01 - 100,000.00	981
100,000.01 - 150,000.00	1,059
150,000.01 - 200,000.00	736
200,000.01 - 250,000.00	466
250,000.01 - 300,000.00	283
300,000.01 - 350,000.00	196
350,000.01 - 400,000.00	109
400,000.01 - 450,000.00	96
450,000.01 - 500,000.00	54
500,000.01 - 550,000.00	6
550,000.01 - 600,000.00	3
600,000.01 - 650,000.00	3
700,000.01 - 750,000.00	3
Total:	**3,995**

Minimum: 59,817.99
Maximum: 749,448.93
Average: 175,219.05

Top

5. Months Remaining

Months Remaining	Number of Mortgage Loans
121 - 180	81
181 - 240	36
301 - 360	3,878
Total:	**3,995**

Minimum: 176
Maximum: 359
Weighted Average: 355.00

Top

6. Current Mortgage Rate (%)

Current Mortgage Rate (%)	Number of Mortgage Loans
5.000 - 5.499	30

Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Original LTV	FICO Score
78,151,509.88	11.16	82.23	603.3
132,531,864.27	18.93	84.42	606.7
127,137,286.18	18.16	85.04	612.8
104,423,921.43	14.92	85.07	621.4
77,984,814.36	11.14	84.54	620.2
63,197,056.49	9.03	85.95	626.2
40,962,773.29	5.85	84.83	630.3
40,810,648.87	5.83	83.50	634.4
25,836,925.91	3.69	81.90	628.2
3,141,018.17	0.45	81.61	622.2
1,711,699.70	0.24	82.60	663.7
1,867,803.48	0.27	63.71	679.2
2,242,781.83	0.32	74.19	645.4
700,000,103.86	**100.00**	**84.31**	**617.2**

Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Original LTV	FICO Score
10,831,207.69	1.55	73.49	627.4
4,309,297.92	0.62	77.83	617.2
684,859,598.25	97.84	84.52	617.0
700,000,103.86	**100.00**	**84.31**	**617.2**

Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Original LTV	FICO Score
7,996,308.95	1.14	78.47	671.8

5.500 - 5.999	202
6.000 - 6.499	431
6.500 - 6.999	681
7.000 - 7.499	614
7.500 - 7.999	744
8.000 - 8.499	552
8.500 - 8.999	406
9.000 - 9.499	176
9.500 - 9.999	91
10.000 - 10.499	29
10.500 - 10.999	19
11.000 - 11.499	4
11.500 - 11.999	6
12.000 - 12.499	5
12.500 - 12.999	3
13.000 - 13.499	1
13.500 - 13.999	1
Total:	**3,995**

Minimum: 5.200
Maximum: 13.650
Weighted Average: 7.344

Top

7. Original Loan-to-Value Ratio (%)

Original Loan-to-Value Ratio (%)	**Number of Mortgage Loans**
<= 25.00	4
25.01 - 30.00	3
30.01 - 35.00	4
35.01 - 40.00	12
40.01 - 45.00	26
45.01 - 50.00	20
50.01 - 55.00	43
55.01 - 60.00	72
60.01 - 65.00	122
65.01 - 70.00	158
70.01 - 75.00	296
75.01 - 80.00	612
80.01 - 85.00	511
85.01 - 90.00	1,144
90.01 - 95.00	968
Total:	**3,995**

Minimum: 15.27
Maximum: 95.00
Weighted Average by Original Balance: 84.309
Weighted Average by Current Balance: 84.310

Top

8. Qualifying FICO Score

49,462,649.56	7.07	77.82	652.2
95,973,741.59	13.71	80.72	641.2
133,500,431.44	19.07	84.47	631.7
110,532,185.43	15.79	86.87	619.6
125,542,691.14	17.93	86.79	612.6
79,705,181.95	11.39	86.64	595.5
55,952,015.56	7.99	85.48	579.3
21,836,484.31	3.12	83.73	568.9
10,277,839.92	1.47	81.20	560.2
3,782,317.87	0.54	79.75	559.3
2,754,036.77	0.39	70.40	542.3
401,055.13	0.06	65.89	558.0
1,016,288.40	0.15	64.55	544.7
840,770.20	0.12	62.67	545.5
221,077.34	0.03	59.19	532.3
120,345.01	0.02	70.00	516.0
84,683.29	0.01	55.00	623.0
700,000,103.86	**100.00**	**84.31**	**617.2**

Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Original LTV	FICO Score
389,069.65	0.06	21.69	650.3
224,750.02	0.03	28.40	616.2
374,397.00	0.05	33.32	616.7
1,544,718.55	0.22	37.51	616.6
3,434,203.84	0.49	42.85	614.8
2,915,851.83	0.42	47.93	622.7
6,649,592.22	0.95	52.74	628.7
13,487,243.12	1.93	58.07	622.8
21,250,649.65	3.04	63.39	602.5
28,533,340.62	4.08	68.67	595.7
51,336,750.04	7.33	73.93	598.3
109,222,444.47	15.60	79.31	608.6
85,811,737.91	12.26	84.27	599.4
195,656,559.11	27.95	89.67	617.8
179,168,795.83	25.60	94.73	639.8
700,000,103.86	**100.00**	**84.31**	**617.2**

		Weighted	

Qualifying FICO Score	Number of Mortgage Loans
500 - 519	143
520 - 539	248
540 - 559	389
560 - 579	337
580 - 599	460
600 - 619	683
620 - 639	597
640 - 659	410
660 - 679	281
680 - 699	204
700 - 719	86
720 - 739	71
740 - 759	53
760 - 779	22
780 - 799	10
800 >=	1
Total:	**3,995**

Minimum: 500
Maximum: 806
Weighted Average: 617
% UPB missing FICOs: 0.0

Top

9. State

State	Number of Mortgage Loans
California	848
Florida	530
New York	232
Illinois	316
New Jersey	124
Arizona	186
Texas	157
Connecticut	94
Maryland	86
Colorado	77
Nevada	85
Michigan	136
Ohio	157
Massachusetts	57
Washington	72
Minnesota	71
Georgia	67
Pennsylvania	69
Utah	59
Missouri	73
Rhode Island	39
Oregon	42
Tennessee	41
Hawaii	17
Indiana	51

Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Original LTV	FICO Score
21,070,229.78	3.01	76.42	510.5
37,390,198.37	5.34	78.31	530.3
58,624,724.81	8.37	81.29	551.8
53,934,809.19	7.70	81.94	568.8
77,529,146.62	11.08	84.16	588.7
120,727,477.05	17.25	86.73	609.3
111,362,334.63	15.91	86.33	628.9
76,141,540.61	10.88	85.50	649.5
55,581,816.71	7.94	84.93	668.4
38,142,793.00	5.45	85.71	688.9
17,019,767.16	2.43	86.26	708.6
14,487,783.26	2.07	85.27	728.6
9,312,841.66	1.33	81.73	747.9
6,237,892.67	0.89	83.48	769.9
2,360,815.73	0.34	82.95	783.6
75,932.61	0.01	50.60	806.0
700,000,103.86	**100.00**	**84.31**	**617.2**

Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Original LTV	FICO Score
202,654,762.17	28.95	81.83	626.8
76,962,311.25	10.99	85.13	620.0
64,135,891.62	9.16	83.03	620.1
53,407,984.67	7.63	87.04	614.2
26,982,027.63	3.85	82.06	615.4
24,188,884.94	3.46	88.01	618.4
18,714,287.97	2.67	82.19	597.1
18,122,042.13	2.59	84.66	616.2
17,780,104.38	2.54	84.96	607.1
15,290,942.17	2.18	86.70	616.4
15,253,057.64	2.18	87.58	622.6
14,793,212.63	2.11	86.15	587.0
14,737,459.17	2.11	87.48	604.6
13,318,650.43	1.90	82.76	616.8
12,428,557.56	1.78	87.19	609.8
12,211,206.34	1.74	85.89	605.5
10,753,137.65	1.54	87.23	616.7
8,735,697.92	1.25	85.45	612.1
8,387,827.50	1.20	90.26	611.7
7,608,302.15	1.09	86.98	583.8
6,709,700.17	0.96	81.41	612.9
6,433,501.06	0.92	86.41	611.8
4,727,926.77	0.68	89.06	609.8
4,616,019.37	0.66	76.57	673.4
4,585,499.47	0.66	87.58	612.1

North Carolina	33
Wisconsin	34
Alabama	37
Louisiana	29
Oklahoma	19
Kentucky	25
Iowa	24
Kansas	18
Alaska	11
New Mexico	16
Mississippi	20
South Carolina	16
Maine	9
New Hampshire	5
Delaware	3
Wyoming	3
Idaho	3
Arkansas	2
Nebraska	1
Vermont	1
Total:	**3,995**

Number of States Represented: 45

Top

10. Top Zip Code

Top Zip Code	Number of Mortgage Loans
94565	7
Other	3,988
Total:	**3,995**

Top

11. Occupancy Status

Occupancy Status	Number of Mortgage Loans
Owner Occupied	3,532
Non-Owner Occupied	437
Second Home	26
Total:	**3,995**

Top

12. Income Documentation

4,522,171.33	0.65	85.53	602.0
4,348,357.40	0.62	84.16	614.2
3,747,832.06	0.54	86.34	610.4
3,105,636.69	0.44	86.51	591.4
2,418,878.16	0.35	90.14	600.0
2,387,572.94	0.34	85.82	575.0
2,314,933.81	0.33	88.16	591.3
2,146,969.00	0.31	89.80	599.9
2,073,676.31	0.30	88.42	608.1
1,932,228.70	0.28	82.00	612.5
1,854,478.90	0.26	88.42	596.9
1,540,607.01	0.22	81.82	582.8
1,326,448.07	0.19	82.21	600.1
872,032.13	0.12	79.11	579.9
746,089.73	0.11	88.98	600.0
423,676.69	0.06	88.29	617.8
295,129.76	0.04	92.55	613.1
150,908.74	0.02	90.00	632.0
145,657.51	0.02	95.00	740.0
107,824.16	0.02	80.00	553.0
700,000,103.86	**100.00**	**84.31**	**617.2**

Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Original LTV	FICO Score
2,090,696.88	0.30	90.16	624.7
697,909,406.98	99.70	84.29	617.2
700,000,103.86	**100.00**	**84.31**	**617.2**

Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Original LTV	FICO Score
639,316,160.63	91.33	84.29	614.2
56,286,785.62	8.04	84.84	650.3
4,397,157.61	0.63	81.13	631.2
700,000,103.86	**100.00**	**84.31**	**617.2**

Aggregate Principal	% of Aggregate Principal	Weighted Average	

Income Documentation	Number of Mortgage Loans
Full Documentation	2,691
Stated Documentation	1,148
Limited Documentation	156
Total:	**3,995**

Top

13. Purpose

Purpose	Number of Mortgage Loans
Refinance - Debt Consolidation Cash Out	2,696
Purchase	1,084
Refinance - Debt Consolidation No Cash Out	215
Total:	**3,995**

Top

14. Risk Category

Risk Category	Number of Mortgage Loans
B	12
C	10
1	2,685
1A	181
2	356
3	333
4	236
5	113
6	32
A-	16
C-	21
Total:	**3,995**

Top

15. Property Type

Property Type	Number of Mortgage Loans
Single Family Detached	3,100
2-4 Family	337
PUD	259
Condo	215
Manu. Housing / Mobile	67

Balance Outstanding as of the Cut-off Date	Balance Outstanding as of the Cut-off Date	Original LTV	FICO Score
443,686,326.83	63.38	83.51	609.3
227,787,067.46	32.54	85.74	632.4
28,526,709.57	4.08	85.30	618.8
700,000,103.86	**100.00**	**84.31**	**617.2**

Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Original LTV	FICO Score
478,110,133.43	68.30	82.26	609.3
188,921,406.69	26.99	89.59	637.2
32,968,563.74	4.71	83.79	617.2
700,000,103.86	**100.00**	**84.31**	**617.2**

Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Original LTV	FICO Score
2,113,764.63	0.30	74.70	560.0
2,472,375.58	0.35	70.42	558.2
474,124,086.20	67.73	85.77	627.3
36,356,282.43	5.19	80.75	639.4
63,157,381.84	9.02	83.73	598.0
51,710,175.87	7.39	83.73	591.0
38,935,846.68	5.56	81.97	588.2
18,631,474.87	2.66	72.29	564.0
4,988,480.65	0.71	65.42	562.3
2,883,116.56	0.41	76.00	552.4
4,627,118.55	0.66	82.57	581.6
700,000,103.86	**100.00**	**84.31**	**617.2**

Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Original LTV	FICO Score
533,203,953.24	76.17	84.15	614.6
70,301,877.63	10.04	83.91	633.3
51,720,852.81	7.39	85.91	615.7
34,713,592.76	4.96	87.01	626.8
6,982,307.38	1.00	75.22	610.8

Attached PUD	12
Single Family Attached	5
Total:	**3,995**

Top

16. Prepayment Penalty Term (mos.)

Prepayment Penalty Term (mos.)	Number of Mortgage Loans
0	1,058
12	203
24	1,397
36	1,337
Total:	**3,995**

Non-zero Weighted Average Prepay Penalty Term: 28

Top

17. Source

Source	Number of Mortgage Loans
Wholesale	3,959
Flow	36
Total:	**3,995**

Top

18. Conforming vs. Nonconforming

Conforming vs. Nonconforming	Number of Mortgage Loans
Conforming	3,673
Non-conforming	322
Total:	**3,995**

Top

19. Maximum Mortgage Rate (%)

Maximum Mortgage Rate (%)	Number of Mortgage Loans

2,235,245.08	0.32	83.81	634.5
842,274.96	0.12	89.00	612.6
700,000,103.86	**100.00**	**84.31**	**617.2**

Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Original LTV	FICO Score
189,312,240.14	27.04	85.05	612.6
47,208,361.86	6.74	82.83	629.1
239,274,849.64	34.18	86.13	613.1
224,204,652.22	32.03	82.06	623.0
700,000,103.86	**100.00**	**84.31**	**617.2**

Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Original LTV	FICO Score
693,963,424.15	99.14	84.30	617.4
6,036,679.71	0.86	85.04	590.0
700,000,103.86	**100.00**	**84.31**	**617.2**

Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Original LTV	FICO Score
568,442,620.06	81.21	84.51	614.1
131,557,483.80	18.79	83.45	630.4
700,000,103.86	**100.00**	**84.31**	**617.2**

Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Original LTV	FICO Score

11.000 - 11.499	24
11.500 - 11.999	116
12.000 - 12.499	234
12.500 - 12.999	439
13.000 - 13.499	463
13.500 - 13.999	553
14.000 - 14.499	426
14.500 - 14.999	291
15.000 - 15.499	126
15.500 - 15.999	54
16.000 - 16.499	20
16.500 - 16.999	14
17.000 - 17.499	3
17.500 - 17.999	6
18.000 - 18.499	4
18.500 - 18.999	2
19.500 - 19.999	1
Total:	**2,776**

Minimum: 11.200
Maximum: 19.650
Weighted Average: 13.436

**

The above table is based on Adjustable Mortgage Loans only

Top

20. Minimum Mortgage Rate (%)

Minimum Mortgage Rate (%)	Number of Mortgage Loans
5.000 - 5.499	24
5.500 - 5.999	116
6.000 - 6.499	234
6.500 - 6.999	439
7.000 - 7.499	463
7.500 - 7.999	553
8.000 - 8.499	426
8.500 - 8.999	291
9.000 - 9.499	126
9.500 - 9.999	54
10.000 - 10.499	20
10.500 - 10.999	14
11.000 - 11.499	3
11.500 - 11.999	6
12.000 - 12.499	4
12.500 - 12.999	2
13.500 - 13.999	1
Total:	**2,776**

Minimum: 5.200
Maximum: 13.650
Weighted Average: 7.436

**

The above table is based on Adjustable Mortgage Loans only

5,989,952.26	1.22	83.07	651.9
27,756,276.68	5.66	80.98	648.5
52,617,173.08	10.74	84.55	636.4
88,148,819.54	17.99	86.51	628.2
85,618,459.29	17.47	87.81	616.4
95,487,992.12	19.49	87.50	609.0
62,956,464.73	12.85	87.31	592.9
41,492,326.58	8.47	86.39	574.6
16,056,475.00	3.28	83.32	565.7
6,481,406.82	1.32	82.19	554.9
2,719,855.34	0.56	79.50	557.0
2,376,582.67	0.49	70.52	536.0
329,131.19	0.07	63.89	554.7
1,016,288.40	0.21	64.55	544.7
730,828.08	0.15	65.20	529.0
137,097.67	0.03	65.00	520.2
84,683.29	0.02	55.00	623.0
489,999,812.74	**100.00**	**86.08**	**611.4**

Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Original LTV	FICO Score
5,989,952.26	1.22	83.07	651.9
27,756,276.68	5.66	80.98	648.5
52,617,173.08	10.74	84.55	636.4
88,148,819.54	17.99	86.51	628.2
85,618,459.29	17.47	87.81	616.4
95,487,992.12	19.49	87.50	609.0
62,956,464.73	12.85	87.31	592.9
41,492,326.58	8.47	86.39	574.6
16,056,475.00	3.28	83.32	565.7
6,481,406.82	1.32	82.19	554.9
2,719,855.34	0.56	79.50	557.0
2,376,582.67	0.49	70.52	536.0
329,131.19	0.07	63.89	554.7
1,016,288.40	0.21	64.55	544.7
730,828.08	0.15	65.20	529.0
137,097.67	0.03	65.00	520.2
84,683.29	0.02	55.00	623.0
489,999,812.74	**100.00**	**86.08**	**611.4**

Top

21. Gross Margins (%)

Gross Margins (%)	Number of Mortgage Loans
4.500 - 4.749	420
4.750 - 4.999	2
5.500 - 5.749	152
5.750 - 5.999	2
6.000 - 6.249	8
6.250 - 6.499	19
6.500 - 6.749	2,152
6.750 - 6.999	2
7.000 - 7.249	19
Total:	**2,776**

Minimum: 4.500
Maximum: 7.125
Weighted Average: 6.163

**
The above table is based on Adjustable Mortgage Loans only

Top

22. Next Adjustment Date

Next Adjustment Date	Number of Mortgage Loans
2005-08	13
2005-09	32
2005-10	73
2005-11	749
2005-12	1,221
2006-07	1
2006-09	4
2006-10	17
2006-11	215
2006-12	451
Total:	**2,776**

Minimum: 2005-08-01
Maximum: 2006-12-01
Weighted Average: 2006-02-20

**
The above table is based on Adjustable Mortgage Loans only

Top

23. Initial Periodic Cap (%)

Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Original LTV	FICO Score
67,105,503.96	13.70	86.04	612.1
234,326.32	0.05	92.98	604.0
31,415,000.96	6.41	83.14	622.8
889,221.76	0.18	79.13	686.9
1,141,743.90	0.23	78.96	604.7
2,156,634.54	0.44	89.63	610.3
382,475,319.95	78.06	86.47	610.8
556,568.02	0.11	80.80	600.1
4,025,493.33	0.82	73.99	550.9
489,999,812.74	**100.00**	**86.08**	**611.4**

Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Original LTV	FICO Score
2,523,995.16	0.52	86.66	606.5
5,274,317.67	1.08	86.19	587.6
12,174,928.27	2.48	87.46	613.8
132,669,091.21	27.08	86.58	616.1
208,633,673.92	42.58	86.55	608.8
269,506.56	0.06	95.00	615.0
1,135,887.98	0.23	78.66	568.3
3,268,935.37	0.67	76.63	610.0
39,890,455.72	8.14	85.78	613.2
84,159,020.88	17.18	84.45	611.3
489,999,812.74	**100.00**	**86.08**	**611.4**

Initial Periodic Cap (%)	Number of Mortgage Loans
2	2,776
Total:	**2,776**

Minimum: 2.000
Maximum: 2.000
Weighted Average: 2.000

The above table is based on Adjustable Mortgage Loans only

Top

24. Periodic Cap (%)

Periodic Cap (%)	Number of Mortgage Loans
1	2,776
Total:	**2,776**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

The above table is based on Adjustable Mortgage Loans only

Top

25. Original Terms (mos.)

Original Terms (mos.)	Number of Mortgage Loans
121 - 180	81
181 - 240	36
301 - 360	3,878
Total:	**3,995**

Minimum: 180
Maximum: 360
Weighted Average: 356.48

Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Original LTV	FICO Score
489,999,812.74	100.00	86.08	611.4
489,999,812.74	**100.00**	**86.08**	**611.4**

Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Original LTV	FICO Score
489,999,812.74	100.00	86.08	611.4
489,999,812.74	**100.00**	**86.08**	**611.4**

Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Original LTV	FICO Score
10,831,207.69	1.55	73.49	627.4
4,309,297.92	0.62	77.83	617.2
684,859,598.25	97.84	84.52	617.0
700,000,103.86	**100.00**	**84.31**	**617.2**

FICO DISTRIBUTION

Note: Cells in red font are calculations

Collateral Cuts for Subprime Pool

FICO	Total Balance Amount	%[2]	LTV	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.		WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
0 - 500	775,774.58	0.11%	> 65.0	714,811.14	0.10%	129,295.78	8.91	-		500.00	75.10	49.80	100.00	100.00	100.00	82.50
500.01 - 550	77,592,455.53	11.08%	> 65.0	68,741,368.95	9.82%	148,077.21	8.313	0		529	78	39.8	89.3	97.7	81.1	85
550.01 - 575	84,041,400.37	12.01%	> 70.0	72,549,389.42	10.36%	156,210.78	7.98	-		561.00	82.20	39.40	90.40	96.10	71.10	76.40
575.01 - 600	91,659,609.69	13.09%	> 70.0	81,537,878.13	11.65%	170,054.93	7.53	-		588.00	84.10	38.90	85.90	94.30	67.00	73.10
600.01 - 620	121,853,998.75	17.41%	> 70.0	113,313,831.05	16.19%	177,629.73	7.24	-		610.00	86.80	39.20	86.10	92.50	63.30	68.50
620.01 - 650	147,167,151.89	21.02%	> 70.0	107,386,693.09	15.34%	185,582.79	7.01	-		634.00	86.10	38.30	79.60	91.10	62.30	68.60
650.01 - 680	90,727,366.33	12.96%	> 80.0	61,140,217.46	8.73%	192,627.10	6.94	-		664.00	84.90	37.60	79.00	86.10	52.30	62.60
680.01 - 700	38,406,279.78	5.49%	> 80.0	24,368,906.72	3.48%	188,266.08	6.94	-		690.00	86.00	38.10	81.60	87.00	50.40	52.40
700.01 - 750	35,768,435.32	5.11%	> 85.0	22,380,221.77	3.20%	197,615.68	6.76	-		723.00	85.20	35.80	78.30	79.60	46.10	44.70
750.01 - 800	11,931,701.03	1.70%	> 85.0	6,498,900.73	0.93%	229,455.79	6.36	-		769.00	82.20	35.10	83.70	72.10	55.60	49.00
800 +	75,932.61	0.01%	> 85.0	0.00	0.00%	75,932.61	8.60	-		808.00	50.60	34.00	100.00	100.00	100.00	100.00
TOTAL	700,000,103.86	100.00%		558,632,216.46	79.80%	175,219.05	7.34	-		617.00	84.30	38.60	84.00	91.30	63.40	68.30

FICO: Average ______ Min: ______ Max: ______

DEBT-TO INCOME (DTI) DISTRIBUTION

DTI	Total Balance Amount	%[2]	FICO	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.		WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
<= 20	42,827,271.08	6.12%	< 550	2,728,824.74	0.39%	159,209.19	7.41	-		638.00	82.00	14.30	77.60	65.30	50.10	58.00
20.001 - 25.00	37,072,894.40	5.30%	< 550	4,024,887.73	0.57%	146,533.57	7.48	-		616.00	83.50	23.30	83.20	87.40	64.10	70.30
25.001 - 30.00	57,089,203.52	8.16%	< 575	11,760,925.50	1.68%	150,234.75	7.39	-		622.00	84.20	28.10	84.80	87.60	61.40	63.10
30.001 - 35.00	87,858,895.35	12.55%	< 575	21,729,627.75	3.10%	169,284.96	7.38	-		614.00	83.90	33.10	85.30	91.60	64.30	67.10
35.001 - 40.00	113,932,650.10	16.28%	< 600	36,099,943.52	5.16%	180,273.18	7.29	-		621.00	84.70	38.10	84.10	93.20	62.10	69.10
40.001 - 45.00	155,658,772.78	22.24%	< 625	87,682,854.17	12.52%	186,417.69	7.31	-		618.00	85.20	43.10	83.90	94.10	60.50	68.00
45.001 - 50.00	187,265,348.97	26.75%	< 650	146,216,233.85	20.89%	187,078.27	7.34	-		612.00	85.70	48.10	84.60	95.20	68.30	70.80
50.001 - 55.00	18,294,967.68	2.61%	< 675	16,645,125.03	2.38%	172,594.03	7.33	-		597.00	69.10	53.00	86.00	95.50	76.50	82.90
55+	-	0.00%	< 700	-	0.00%	-	-	-		-	-	-	-	-	-	-
TOTAL	700,000,103.86	100.00%		326,868,422.29	46.70%	175,219.05	7.34	-		617.00	84.30	38.60	84.00	91.30	63.40	68.30

DTI: Average ______ Min: ______ Max: ______

LOAN-TO- VALUE (LTV) DISTIBUTION

LTV	Total Balance Amount	%[2]	DTI	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.		WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
< 60.00	29,019,826.23	4.15%	> 50	3,242,163.07	0.46%	157,716.45	6.93	-		623.00	51.90	36.70	82.10	92.90	69.20	91.00
60.01 - 70.00	49,783,990.27	7.11%	> 50	5,441,957.34	0.78%	177,799.97	7.43	-		599.00	66.40	38.60	80.30	93.50	68.00	92.00
70.01 - 80.00	160,559,194.51	22.94%	> 50	8,936,561.70	1.28%	176,827.31	7.18	-		605.00	77.60	38.90	87.00	94.80	69.30	78.60
80.01 - 85.00	85,811,737.91	12.26%	> 50	-	0.00%	167,929.04	7.40	-		599.00	84.30	38.50	82.90	87.20	69.70	79.20
85.01 - 90.00	195,656,559.11	27.95%	> 50	143,874.79	0.02%	171,028.46	7.48	-		618.00	89.70	37.60	83.80	81.90	59.00	60.10
90.01 - 95.00	179,168,795.83	25.60%	> 50	530,410.78	0.08%	185,091.73	7.36	-		640.00	94.70	39.60	83.40	99.60	57.60	52.60
95.01 - 100.00	-	0.00%	> 50	-	0.00%	-	-	-		-	-	-	-	-	-	-
100+	-	0.00%	> 50	-	0.00%	-	-	-		-	-	-	-	-	-	-
TOTAL	700,000,103.86	100.00%		18,294,967.68	2.61%	175,219.05	7.34	-		617.00	84.30	38.60	84.00	91.30	63.40	68.30

LTV: Average ______ Min: ______ Max: ______

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance - calculated automatically.

Appendix A

GEOGRAPHIC CONCENTRATION - TOP 12 STATES

STATE	Total Balance		WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI		% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
	Amount	%[2]											
California	202,654,762.17	28.95%	238,979.67	6.98	-	627.00	81.80	40.20		87.10	93.80	50.90	78.00
Florida	76,962,311.25	10.99%	145,211.91	7.21	-	620.00	85.10	37.60		88.50	89.60	66.30	65.20
New York	64,135,891.62	9.16%	276,447.81	6.98	-	620.00	83.00	38.70		66.10	95.30	60.40	68.10
Illinois	53,407,984.67	7.63%	169,012.61	7.66	-	614.00	87.00	39.20		69.20	87.20	84.00	59.60
New Jersey	26,982,027.63	3.85%	217,597.00	7.28	-	615.00	82.10	39.90		76.90	94.20	77.60	74.30
Arizona	24,188,884.94	3.46%	130,047.77	7.58	-	618.00	88.00	35.80		93.20	90.00	55.90	57.90
Texas	18,714,287.97	2.67%	119,189.29	8.16	-	597.00	82.20	36.60		98.10	84.20	59.10	51.50
Connecticut	18,122,042.13	2.59%	192,787.68	7.32	-	616.00	84.70	38.70		66.10	94.80	67.50	67.50
Maryland	17,780,104.38	2.54%	208,745.40	7.63	-	607.00	85.00	39.40		96.50	91.40	70.00	73.50
Colorado	15,290,942.17	2.18%	198,583.66	7.24	-	616.00	88.70	39.50		91.60	91.70	74.10	68.60
Nevada	15,253,057.64	2.18%	179,447.74	7.64	-	623.00	87.60	37.10		93.20	88.00	40.90	45.50
Michigan	14,793,212.63	2.11%	108,773.62	8.30	-	587.00	86.10	36.80		91.70	91.10	84.40	72.60
Other	151,714,594.66	21.67%	134,977.40	7.68	-	609.00	88.00	37.40		86.70	89.10	68.60	66.80
TOTAL	700,000,103.86	100.00%	175,219.05	7.34	-	617.00	84.30	38.60		84.00	91.30	63.40	68.30

PRINCIPAL BALANCE

Scheduled Principal Balance	Total Balance		WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI		% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
	Amount	%[2]											
0 - $50K		0.00%											
$51 - $200K	337,820,660.33	48.26%	121,693.32	7.62	-	608.00	84.10	37.70		85.50	87.70	70.50	67.10
$200.1 - $250K	104,423,921.43	14.92%	224,085.67	7.24	-	621.00	85.10	40.00		83.20	92.30	64.30	68.90
$250.1 - $300K	77,984,814.36	11.14%	275,564.72	7.14	-	620.00	84.50	39.90		85.50	94.40	55.80	73.30
$300.1 - $400K	104,159,829.78	14.88%	341,507.64	6.99	-	628.00	85.50	39.80		78.40	96.50	52.60	68.90
$400.1 - $500K	66,647,574.78	9.52%	444,317.17	6.96	-	632.00	82.90	38.50		82.30	95.30	46.50	69.90
$500.1 - $600K	4,852,717.87	0.69%	539,190.87	6.85	-	637.00	82.00	34.50		100.00	100.00	100.00	54.70
$600.1 - $700K	1,867,803.48	0.27%	622,601.16	6.60	-	679.00	63.70	23.50		100.00	100.00	100.00	100.00
$700.1 - $800K	2,242,781.83	0.32%	747,593.94	6.95	-	645.00	74.20	26.30		100.00	100.00	100.00	66.60
$800.1 - $900K	-	0.00%	-	-	-	-	-	-		-	-	-	-
$900.1 - $1000K	-	0.00%	-	-	-	-	-	-		-	-	-	-
>$1000K	-	0.00%	-	-	-	-	-	-		-	-	-	-
TOTAL	700,000,103.86	100.00%	175,219.05	7.34	-	617.00	84.30	38.60		84.00	91.30	63.40	68.30

Principal Balance: Average ______ **Min:** ______ **Max:** ______

DOCUMENTATION TYPE

Doc Type	Total Balance		WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI		% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
	Amount	%[2]											
Full Doc	443,686,326.83	63.38%	164,877.86	7.20	-	609.00	83.50	39.20		84.90	93.00	100.00	75.80
Stated Doc	227,787,067.46	32.54%	198,420.79	7.63	-	632.00	85.70	37.80		82.70	88.60	-	54.50
Limited Doc	28,526,709.57	4.08%	182,863.52	7.37	-	619.00	85.30	36.00		79.60	87.60	-	60.90
NINA	-	0.00%	-	-	-	-	-	-		-	-	-	-
Other	-	0.00%	-	-	-	-	-	-		-	-	-	-
TOTAL	700,000,103.86	100.00%	175,219.05	7.34	-	617.00	84.30	38.60		84.00	91.30	63.40	68.30

Appendix A

PROPERTY TYPE

Property Type	Total Balance Amount	Total Balance %[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Full Doc	% Cashout Refi
Single Family Detached	533,203,953.24	76.17%	172,001.28	7.33	-	615.00	84.10	38.80	100.00	93.50	64.40	71.10
2-4 Family	70,301,877.63	10.04%	208,610.91	7.35	-	633.00	83.90	37.20	-	75.60	61.20	60.80
PUD	51,720,852.81	7.39%	199,694.41	7.31	-	616.00	85.90	38.00	100.00	92.80	60.90	59.30
Condo	34,713,592.76	4.96%	161,458.57	7.48	-	627.00	87.00	38.90	-	86.70	50.90	53.10
Manu. Housing / Mobile	6,982,307.38	1.00%	104,213.54	7.72	-	611.00	75.20	38.80	-	94.40	88.30	81.00
Attached PUD	2,235,245.08	0.32%	186,270.42	7.11	-	635.00	83.80	38.30	100.00	93.00	72.40	44.50
Single Family Attached	842,274.98	0.12%	168,454.99	7.92	-	613.00	89.00	26.90	100.00	100.00	33.30	65.90
TOTAL	700,000,103.86	100.00%	175,219.05	7.34	-	617.00	84.30	38.60	84.00	91.30	63.40	68.30

PMI - PRIMARY MORTGAGE INSURANCE

Mortgage Insurance	Total Balance Amount	Total Balance %[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc	Is MI down to 60 LTV
Loans >80 LTV w/MI		#DIV/0!										
Loans >80 LTV w/o MI		#DIV/0!										
Other		#DIV/0!										
TOTAL	-	#DIV/0!										

LOAN BALANCE

Loan Purpose	Total Balance Amount	Total Balance %[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Full Doc	% Cashout Refi
Refinance - Debt Consolidation Cash Out	478,110,133.43	68.30%	177,340.55	7.27	-	609.00	82.30	39.10	88.00	94.10	70.40	100.00
Purchase	188,921,406.69	26.99%	174,281.74	7.54	-	637.00	89.60	37.40	77.00	83.90	44.00	-
Refinance - Debt Consolidation No Cash Out	32,968,563.74	4.71%	153,342.16	7.34	-	617.00	83.80	38.40	94.60	93.90	72.70	-
TOTAL	700,000,103.86	100.00%	175,219.05	7.34	-	617.00	84.30	38.60	84.00	91.30	63.40	68.30

COLLATERAL TYPE - FIXED/FLOATING

Lien Status	Total Balance Amount	Total Balance %[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi	% Full Doc	Index	Margin
2-yr Fixed/Adjustable Rate	381,276,006.23	54.61%	173,024.91	7.49	-	611.40	86.59	38.59	86.96	90.46	61.59	57.08	LM6	6.19
3-yr Fixed/Adjustable Rate	128,723,806.51	18.39%	187,098.56	7.28	-	611.50	84.64	38.88	78.99	91.76	71.64	64.98	LM6	6.09
Fixed Rate	210,000,291.12	30.00%	172,272.59	7.13	-	630.70	80.19	38.35	81.97	92.56	77.60	73.27	FR	-
TOTAL	700,000,103.86	100.00%	175,219.05	7.34	-	617.20	84.31	38.57	84.00	91.33	68.30	63.38	LM6	4.31

Appendix A

LIEN STATUS

Lien Status	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Full Doc	% Cashout Refi
First Lien	700,000,103.88	100.00%	175,219.05	7.34	-	617.00	84.30	38.60	84.00	91.30	63.40	68.30
Second Lien	-	0.00%	-	-	-	-	-	-	-	-	-	-
Third Lien	-	0.00%	-	-	-	-	-	-	-	-	-	-
TOTAL	700,000,103.86	100.00%	175,219.05	7.34	-	617.00	84.30	38.60	84.00	91.30	63.40	68.30

OCCUPANCY TYPE

Occupancy Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Full Doc	% Cashout Refi
Primary Residence	639,316,180.63	91.33%	181,008.84	7.30	-	614.00	84.30	39.20	85.90	100.00	64.50	70.40
Second Home	4,397,157.61	0.63%	169,121.45	7.24	-	631.00	81.10	38.90	98.50	-	53.30	60.30
Investment	-	0.00%										
Non-owner	56,286,765.62	8.04%	128,802.71	7.89	-	650.00	84.60	31.00	61.00	-	51.20	45.40
Other	-	0.00%	-	-	-	-	-	-	-	-	-	-
TOTAL	700,000,103.86	100.00%	175,219.05	7.34	-	617.00	84.30	38.60	84.00	91.30	63.40	68.30

PREPAYMENT PENALTY

Prepayment Charges Term at Origination	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Full Doc	% Cashout Refi
0 Months	189,312,240.14	27.04%	178,934.06	7.53	-	613.00	85.00	38.70	77.80	90.20	65.00	66.30
12 Months	47,208,361.88	6.74%	232,553.51	7.17	-	629.00	82.80	37.90	73.30	89.10	61.40	68.20
24 Months	239,274,849.64	34.18%	171,277.63	7.45	-	613.00	86.10	38.40	88.10	91.00	55.90	61.60
36 Months	224,204,652.22	32.03%	167,692.34	7.12	-	623.00	82.10	38.80	87.10	93.10	70.40	77.20
60 Months		0.00%										
Other		0.00%										
TOTAL	700,000,103.86	100.00%	175,219.05	7.34	-	617.00	84.30	38.60	84.00	91.30	63.40	68.30

SECTION 32 LOANS

	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi
Section 32 Loans		-									
Total	700,000,103.68										

Appendix A

TOP 5 MSA

MSA		%[2]

TOP 5 ORIGINATORS

Originator	%[2]

SERVICERS

Servicer		%[2]

STRESS ANALYSIS

Rating Agency Base Case Loss Expectations

	Standard & Poors: Analyst Name				Moody's: Analyst Name			
	Foreclosure Frequency		Loss Severity	Cum Losses	Foreclosure Frequency		Loss Severity	Cum Losses
AA								
A								
A-								
BBB+								
BBB								
BBB-								
B								

Assuming forward LIBOR and Loss Severity depending on MI (see table on the side for Loss Severity assumption); 100% advance of P&I; 12 month lag for liquidation losses.
Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
A-						
BBB+						
BBB						
BBB-						

Mortgage Insurance (MI) Coverage			Loss Severity %	
None			0.50	
>70% Loans w/ >80 LTV down to 80%			0.45	
50 - 70% Loans w/ >80 LTV down to 80%			0.40	
50 - 70% Loans w/ >80 LTV down to 60%			0.35	
>70% LTV >80% down to 60%			0.30	

		10CPR*	20CPR*	24CPR*	30CPR*	40CPR*	50CPR*
M2	Avg Life	12.08	6.39	5.36	4.51	4.21	3.19
	Window (Prds)	144	80	59	36	9	7
	First Payment Prd	71	37	38	40	45	34
	Last Payment Prd	214	116	96	75	53	40

THIS IS PROPRIETARY INFORMATION AND IS NOT FOR DISTRIBUTION. This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superceded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

THIS IS PROPRIETARY INFORMATION AND IS NOT FOR DISTRIBUTION. This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superceded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Argent Series 2003-W10

Breakeven Runs

Assumptions:

1) Pricing Speed Fixed - 100 PPC
Arm - 27 CPR
2) Triggers = Failed Triggers
3) Lag = 6 mos
4) Run to Maturity
5) P&I: 100% Advance
6) 50 % loss severity

Bond	LIBOR	CDR	Loss %
M5	Fwd	9.25%	12.75%
M5	Fwd +200	7.25%	10.49%